FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of January 2010
28 January 2010

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report is incorporated by reference in the prospectus contained in Registration Statements on Form F-3 (SEC File No. 333-08246), Form F-3/S-3 (SEC File No. 333-106837) and Form F-3/S-3 (SEC File No. 333-120775) filed by the Registrant under the Securities Act of 1933

EXHIBIT INDEX

Exhibit

EXHIBIT NO.   1       Press release of British Sky Broadcasting Group plc announcing 6-K Accounting Release released on 28 January 2010

Consolidated Financial Information

Condensed Consolidated Income Statement for the half year ended 31 December 2009

		2009/10	2008/09	2008/09
		Half year	Half year	Full year
	Notes	£ million	£ million	£ million

Revenue	2	2,873	2,601	5,359
Operating expense	3	(2,472)	(2,216)	(4,546)
Operating profit		401	385	813

Share of results of joint ventures and associates		14	10	19
Investment income		2	28	35
Finance costs		(59)	(88)	(220)
Impairment of available-for-sale investment	4	-	(59)	(191)
Profit before tax		358	276	456

Taxation		(102)	(110)	(197)
Profit for the period attributable to equity shareholders of the parent company		256	166	259

Earnings per share from profit for the period (in pence)
Basic	5	14.7p	9.5p	14.9p
Diluted	5	14.6p	9.5p	14.8p

Condensed Consolidated Statement of Comprehensive Income for the half year ended 31 December 2009

	2009/10	2008/09	2008/09
	Half year	Half year	Full year
	£ million	£ million	£ million

Profit for the period attributable to equity shareholders of the parent company	256	166	259
Other comprehensive income
Amounts recognised directly in equity
Exchange differences on translation of foreign operations	5	26	19
Gain on available-for-sale investment	140	-	96
Gain on cash flow hedges	7	601	377
Tax on cash flow hedges	(2)	(168)	(105)
	150	459	387
Amounts reclassified and reported in the income statement
Cash flow hedges	(24)	(406)	(351)
Tax on cash flow hedges	7	113	98
	(17)	(293)	(253)
Other comprehensive income for the period (net of tax)	133	166	134
Total comprehensive income for the period attributable to equity shareholders of the parent company	389	332	393

Condensed Consolidated Income Statement for the three months ended 31 December 2009

	2009/10 Three months ended 31 December £ million	2008/09 Three months ended 31 December £ million

Revenue	1,493	1,352
Operating expense	(1,290)	(1,146)
Operating profit	203	206

Share of results from joint ventures and associates	8	6
Investment income	1	9
Finance costs	(34)	(39)
Impairment of available-for-sale investment	-	(35)
Profit before tax	178	147

Taxation	(50)	(54)
Profit for the quarter attributable to equity shareholders of the parent company	128	93

Earnings per share from profit for the quarter (in pence)
Basic	7.3p	5.3p
Diluted	7.3p	5.3p

The consolidated income statement for the three months ended 31 December 2009 is not extracted from the Group’s Interim Management Report for the period ended 31 December 2009.

Condensed Consolidated Balance Sheet as at 31 December 2009

	31 December	31 December	30 June
	2009	2008	2009
	£ million	£ million	£ million
Non-current assets
Goodwill	852	852	852
Intangible assets	347	325	345
Property, plant and equipment	804	751	799
Investments in joint ventures and associates	145	145	135
Available-for-sale investments	401	279	261
Deferred tax assets	18	-	17
Trade and other receivables	23	17	21
Derivative financial assets	211	582	202
	2,801	2,951	2,632

Current assets
Inventories	700	630	386
Trade and other receivables	638	705	613
Short-term deposits	-	165	90
Cash and cash equivalents	494	1,088	811
Derivative financial assets	29	178	37
	1,861	2,766	1,937

Total assets	4,662	5,717	4,569

Current liabilities
Borrowings	-	958	465
Trade and other payables	1,873	1,822	1,492
Current tax liabilities	167	203	173
Provisions	17	26	18
Derivative financial liabilities	21	62	46
	2,078	3,071	2,194

Non-current liabilities
Borrowings	2,322	2,553	2,279
Trade and other payables	70	62	66
Provisions	11	14	12
Derivative financial liabilities	57	3	82
Deferred tax liability	-	35	-
	2,460	2,667	2,439

Total liabilities	4,538	5,738	4,633

Share capital	876	876	876
Share premium	1,437	1,437	1,437
Reserves	(2,189)	(2,334)	(2,377)
Total equity (deficit) attributable to equity shareholders of the parent company	124	(21)	(64)

Total liabilities and shareholders’ equity (deficit)	4,662	5,717	4,569

Condensed Consolidated Cash Flow Statement for the half year ended 31 December 2009

		2009/10	2008/09	2008/09
		Half year	Half year	Full year
	Notes	£ million	£ million	£ million

Cash flows from operating activities
Cash generated from operations	7	673	588	1,205
Interest received		2	30	47
Taxation paid		(101)	(56)	(178)
Net cash from operating activities		574	562	1,074

Cash flows from investing activities
Dividends received from joint ventures and associates		8	11	20
Net funding to joint ventures and associates		(1)	(2)	(3)
Purchase of property, plant and equipment		(109)	(126)	(261)
Purchase of intangible assets		(93)	(68)	(139)
Purchase of available-for-sale investments		-	-	(19)
Proceeds on disposal of property, plant and equipment		1	-	2
Decrease in short-term deposits		90	20	95
Net cash used in investing activities		(104)	(165)	(305)

Cash flows from financing activities
Proceeds from borrowings		-	398	398
Repayment of borrowings		(482)	(32)	(434)
Proceeds from disposal of shares in Employee Share Ownership Plan (“ESOP”)		2	-	1
Purchase of own shares for ESOP		(42)	(40)	(40)
Interest paid		(89)	(101)	(217)
Dividends paid to shareholders		(176)	(167)	(298)
Net cash (used in) generated from financing activities		(787)	58	(590)

Effect of foreign exchange rate movements		-	1	-
Net (decrease) increase in cash and cash equivalents		(317)	456	179
Cash and cash equivalents at the beginning of the period		811	632	632

Cash and cash equivalents at the end of the period		494	1,088	811

Condensed Consolidated Statement of Changes in Equity for the half year ended 31 December 2009

	Share capital	Share premium	ESOP reserve	Hedging reserve	Available- for-sale reserve	Other reserves	Retained earnings	Shareholders' equity (deficit)
	£ million	£ million	£ million	£ million	£ million	£ million	£ million	£ million

At 30 June 2008	876	1,437	(37)	7	-	335	(2,786)	(168)
Profit for the period	-	-	-	-	-	-	166	166
Exchange differences on translation of foreign operations	-	-	-	-	-	26	-	26
Recognition and transfer of cash flow hedges	-	-	-	195	-	-	-	195
Tax on items taken directly to equity	-	-	-	(55)	-	-	-	(55)
Total comprehensive income for the period	-	-	-	140	-	26	166	332
Share-based payment	-	-	(37)	-	-	-	20	(17)
Tax on items taken directly to equity	-	-	-	-	-	-	(1)	(1)
Dividends	-	-	-	-	-	-	(167)	(167)
At 31 December 2008	876	1,437	(74)	147	-	361	(2,768)	(21)
Profit for the period	-	-	-	-	-	-	93	93
Exchange differences on translation of foreign operations	-	-	-	-	-	(7)	-	(7)
Revaluation of available-for-sale investment	-	-	-	-	96	-	-	96
Recognition and transfer of cash flow hedges	-	-	-	(169)	-	-	-	(169)
Tax on items taken directly to equity	-	-	-	48	-	-	-	48
Total comprehensive income for the period	-	-	-	(121)	96	(7)	93	61
Share-based payment	-	-	1	-	-	-	28	29
Tax on items taken directly to equity	-	-	-	-	-	-	(2)	(2)
Dividends	-	-	-	-	-	-	(131)	(131)
At 30 June 2009	876	1,437	(73)	26	96	354	(2,780)	(64)
Profit for the period	-	-	-	-	-	-	256	256
Exchange differences on translation of foreign operations	-	-	-	-	-	5	-	5
Revaluation of available-for-sale investment	-	-	-	-	140	-	-	140
Recognition and transfer of cash flow hedges	-	-	-	(17)	-	-	-	(17)
Tax on items taken directly to equity	-	-	-	5	-	-	-	5
Total comprehensive income for the period	-	-	-	(12)	140	5	256	389
Share-based payment	-	-	22	-	-	-	(49)	(27)
Tax on items taken directly to equity	-	-	-	-	-	-	2	2
Dividends	-	-	-	-	-	-	(176)	(176)
At 31 December 2009	876	1,437	(51)	14	236	359	(2,747)	124

Notes to the condensed consolidated interim financial statements

1     Basis of preparation

The financial information set out in this press release does not constitute statutory financial statements for the half years ended 31 December 2009 or 2008, for the purpose of the Companies Act 2006, and is unaudited. Statutory financial statements for the year ended 30 June 2009 have been filed with the Registrar of Companies. The financial information below for the year ended 30 June 2009 is derived from our audited financial statements. The Group’s auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 498(2) or (3) of the Companies Act 2006.

Whilst the financial information included in this press release has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union (“EU”), this announcement does not itself contain sufficient information to comply with IFRS.

2     Revenue

	2009/10	2008/09	2008/09
	Half year	Half year	Full year
	£ million	£ million	£ million

Retail subscription	2,294	1,984	4,177
Wholesale subscription	115	93	206
Advertising	157	165	308
Easynet	100	98	202
Installation, hardware and service	99	142	235
Other	108	119	231
	2,873	2,601	5,359

To provide a more relevant presentation, management has chosen to re-analyse the revenue categories from those previously reported. Easynet revenue is shown separately and other revenue now principally includes income from Sky Bet, technical platform service revenue and our online portal.

Included within retail subscription revenue for the year ended 30 June 2009 is £36 million of additional revenue representing amounts invoiced in prior years, which did not meet revenue recognition criteria under IFRS until March 2009.

3     Operating expense

	2009/10	2008/09	2008/09
	Half year	Half year	Full year
	£ million	£ million	£ million

Programming	920	843	1,750
Transmission, technology and networks	430	339	726
Marketing	540	444	907
Subscriber management and supply chain	331	336	662
Administration	251	254	501
	2,472	2,216	4,546

Included within administration for the year ended 30 June 2009 is £3 million (2009: half year £3 million) of expense relating to legal costs incurred on the Group’s ongoing claim against EDS (the information and technology solutions provider (see note 8a)).

4     Impairment of available-for-sale investment

The Group’s investment in ITV plc (“ITV”) is carried at fair value. The fair value of ITV is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007, due to the significant and prolonged decline in the equity share price. In accordance with IFRS, the Group has continued to review the carrying value and recorded an impairment loss of £191 million in the year ended 30 June 2009 (2009: half year: £59 million). The impairment loss was determined with reference to ITV’s closing equity share price of 20.0 pence at 27 March 2009, the last trading day of the Group’s third fiscal quarter. In line with IFRS, all subsequent increases in the fair value of the ITV investment above the impaired value have been recorded in the available-for-sale reserve. At 24 December 2009, the last trading day of the Group’s half year, ITV’s closing equity share price was 53.9 pence.

5     Earnings per share

	2009/10	2008/09	2008/09
	Half year	Half year	Full year
	Shares (millions)	Shares (millions)	Shares (millions)
The weighted average number of shares for the period was:
Ordinary shares	1,753	1,753	1,753
ESOP trust ordinary shares	(11)	(13)	(13)
Basic shares	1,742	1,740	1,740

Dilutive ordinary shares from share options	9	6	13
Diluted shares	1,751	1,746	1,753

The calculation of diluted earnings per share excludes 14 million share options (2009: half year 23 million; full year 21 million), which could potentially dilute earnings per share in the future, but which have been excluded from the calculation of diluted earnings per share as they are anti-dilutive in the period.

Basic and diluted earnings per share are calculated by dividing profit or loss for the period into the weighted average number of shares for the period.

	2009/10 Half year Pence	2008/09 Half year Pence	2008/09 Full year Pence
Earnings per share from profit for the period
Basic	14.7	9.5	14.9
Diluted	14.6	9.5	14.8

6     Dividends

	2009/10 Half year £ million	2008/09 Half year £ million	2008/09 Full year £ million

Dividends declared and paid during the period
2008 Final dividend paid: 9.625p per ordinary share	-	167	167
2009 Interim dividend paid: 7.50p per ordinary share	-	-	131
2009 Final dividend paid: 10.10p per ordinary share	176	-	-
	176	167	298

The proposed 2010 interim dividend is 7.875 pence per ordinary share being £137 million. The dividend was proposed after the balance sheet date and is therefore not recognised as a liability as at 31 December 2009.

7     Note to the condensed consolidated cash flow statement

Reconciliation of profit before taxation to cash generated from operations

	2009/10	2008/09	2008/09
	Half year	Half year	Full year
	£ million	£ million	£ million

Profit before tax	358	276	456
Depreciation and impairment of property, plant and equipment	85	90	173
Amortisation and impairment of intangible assets	81	47	118
Impairment of available-for-sale investment	-	59	191
Share-based payment expense	18	23	48
Net finance costs	57	60	185
Share of results of joint ventures and associates	(14)	(10)	(19)
	585	545	1,152
Increase in trade and other receivables	(26)	(196)	(52)
Increase in inventories	(314)	(320)	(76)
Increase in trade and other payables	433	583	190
Decrease in provisions	(2)	(9)	(19)
(Decrease) increase in derivative financial instruments	(3)	(15)	10
Cash generated from operations	673	588	1,205

8     Other matters

a)     Contingent assets

On 26 January 2010, the Group announced that it had won a five-year legal action against EDS (an information and technology solutions provider which provided services to the Group as part of the Group’s investment in customer management systems, software and infrastructure). The final amount of costs and damages which will be recovered by the Group will be determined by the Court in due course. However, based on the judgment, Sky anticipates that EDS will be liable to pay the Group an amount of at least £200 million. HP, the parent company of EDS, has announced it intends to seek permission to appeal the decision.

b)     Contingent liabilities

On 7 May 2008, the Nomenclature Committee of the European Commission issued an Explanatory Note “EN” (0590/2007) to the Combined Nomenclature setting out their view that set-top boxes with a hard drive should be classified under Customs Tariff heading 8521 90 00 and so subject to a 13.9% ad valorem duty on importation to the EU. As a consequence, the Group is exposed to potential retrospective Customs Duty liability in respect of such set-top boxes imported by Amstrad (acquired in September 2007) and for the reimbursement of certain suppliers in line with the terms of contractual supply agreements.

Management’s opinion is that the retrospective application of the Explanatory Note would be wrong as a matter of law. In addition, management considers that the adoption of the EN puts the EU in breach of the Information Technology Agreement of 1996, a view which is shared by the US, Japan, Singapore and Taiwan, who have instigated WTO proceedings against the EU on this matter. The Group therefore is, in common with other affected importers, defending its position on this matter and consequently has lodged an appeal to the VAT & Duties Tribunal regarding classification of these products.

This matter has been referred by the Tribunal to the European Court of Justice. The Group has also lodged an appeal with HMRC against the assessment for retrospective duty.

As a result of the potential remedies available under the Community Customs Code, the Group considers that it is probable that no outflow of economic benefit would be required to discharge this obligation, and that as such at 31 December 2009 any liability should be considered contingent.

9     Events after the balance sheet date

On 17 November 2006, the Group acquired 696 million shares in ITV amounting to 17.9% of its issued share capital. This investment has been the subject of a review by the Competition Commission (“CC”) and the Secretary of State (“SoS”) for Business, Enterprise and Regulatory Reform (now the Department for Business, Innovation and Skills) and the subject of appeals to the Competition Appeal Tribunal and to the Court of Appeal (“CoA”).

On 21 January 2010 the CoA handed down its judgment, upholding the Group’s appeal on the media plurality issue, thereby affirming the CC’s interpretation of the media plurality provisions of the relevant legislation, and rejecting the Group’s appeal with respect to the competition issues and the remedial direction that the Group divest the ITV shares such that the Group would hold less than 7.5% of ITV’s issued share capital. As a result, the report of the CC and adverse public interest finding of the SoS (including the remedial direction) are upheld.

The Group’s application to the CoA for permission to appeal the CoA judgment to the Supreme Court, was rejected on 21 January 2010. The Group has until 18 February 2010 to apply directly to the Supreme Court for permission to appeal the CoA’s judgment and is currently considering its position.

On 26 January 2010, the Group announced that it had won a five-year legal action against EDS (see note 8a for further details).

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 28 January 2010                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary